201 Daktronics Drive PO Box 5128
January 25, 2021	Brookings, SD 57006-5128
tel 800-843-5843 605-692-0200
fax 605-697-4700
via EDGAR and Federal Express	www.daktronics.com

Charles Eastman, Staff Accountant and Melissa Gilmore, Staff Accountant

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 4631

Washington, DC  20549

Re:	Daktronics, Inc.

Form 10-K for the Fiscal Year Ended May 2, 2020

Filed June 12, 2020

Form 10-Q for Quarterly Period Ended October 31, 2020

Filed December 3, 2020

File No. 1-38747

Dear Mr. Eastman and Ms. Gilmore:

We received your comment letter dated January 12, 2021 requesting explanations and information regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended May 2, 2020 filed on June 12, 2020 and Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2020 filed on December 3, 2020 by Daktronics, Inc.  In response to your letter, we are providing the following explanations and information.  We welcome comments you make on our filings, as our goal is to ensure our filings are in accordance with all applicable rules and regulations.  Each of your comments is included and numbered in the same order as in your letter and is followed by our response.

Form 10-Q for the Period Ended October 31, 2020

Notes to the Condensed Consolidated Financial Statements

Note1. Basis of Presentation

Other Business Developments – Coronavirus Pandemic, page 8

1.	We note your disclosure that you offered voluntary retirement and voluntary exit incentive programs as well as two reductions in force during the six months ended October 31, 2020. Please tell us if these benefits were accounted for pursuant to ASC 420 or alternative accounting guidance, such as ASC 712. For those pursuant to ASC 420, if applicable, tell us your consideration for providing disclosures required in ASC 420-10-50.

Response:

The majority of the costs for the voluntary retirement and voluntary exit incentive programs (the “Programs”) and the two reductions in force plans (the “Plans”) were accounted for under ASC 420 and a small portion was accounted for under ASC 712.  The Programs were offered for a short period of time and provided a severance payment in exchange for the employee’s voluntary termination within a specified timeframe.  The Programs’ severance benefit liability was recorded upon receipt of an employee’s agreement to end employment.  The Plans’ severance liability was recorded upon the commitment of management to execute the Plans.  The Programs and the Plans occurred substantially all within their respective quarters and the liability was immaterial at the end of a quarter and the expenses were not material to their respective line items within our statements of operations.  Because the liability and related charges were not material, we did not include all disclosures that would otherwise be required by ASC 420-10-50.

Note 5. Segment Reporting, page 13

2.	We note your disclosure that you evaluate segment performance based on operating results through contribution margin, which is comprised of gross profit less selling expense. We also note that you present tables for both gross profit and contribution margin; therefore, it appears you have presented two measures of segment profitability. If the chief operating decision maker uses more than one measure of a segment’s profit or loss and more than one measure of a segment’s assets, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements. In this regard, please tell us your reportable segment’s measure of profit or loss and provide an appropriate reconciliation consistent with ASC 280-10-50-30(b).

Response:

Our chief operating decision maker (CODM) uses the GAAP measure of gross profit by segment for purposes of allocating resources to our segments and assessing their performance.  We had previously included an additional non-GAAP measure of contribution margin (segment gross profit less selling expense) because this measure is also reviewed by our CODM.  In future filings, we will remove contribution margin in the disclosure.

Page1

In future filings we will provide a reconciliation consistent with ASC 280-10-50-30(b).  This chart highlights the revised reconciliation:

	Three Months Ended		Six Months Ended
	October 31, 2020	November 2, 2019	October 31, 2020	November 2, 2019

Net sales:
Commercial	$30,356	$39,651	$64,862	$83,686
Live Events	37,822	59,319	89,296	118,625
High School Park and Recreation	27,578	30,193	56,521	60,658
Transportation	15,323	20,330	29,821	39,348
International	16,288	25,418	30,511	52,850
Total Company Net sales	127,367	174,911	271,011	355,167

Gross profit:
Commercial	8,578	7,862	16,320	17,080
Live Events	7,300	11,934	16,654	24,671
High School Park and Recreation	8,497	9,224	18,973	19,411
Transportation	5,312	7,003	10,455	13,757
International	3,627	4,064	6,673	10,673
	33,314	40,087	69,075	85,592
Operating expenses:
Selling	12,654	16,177	24,210	34,474
General and administrative	7,264	8,965	14,388	18,058
Product design and development	6,737	10,121	14,269	20,621
	26,655	35,263	52,867	73,153
Operating income	6,659	4,824	16,208	12,439

Nonoperating income (expense):
Interest income	66	162	151	431
Interest expense	(84)	(31)	(157)	(66)
Other (expense) income, net	(837)	(514)	(1,464)	(321)
Income before income taxes	25,800	34,880	51,397	73,197

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Three and Six Months Ended October 31, 2020 and November 2, 2019, page 23

3.	We note your tables disclosing dollar amount of Orders as well as your disclosure of product order backlog and your overview of backlog on page 19. We also note similar disclosures in your earnings releases. Please clarify how these metrics relate to each other and revise your disclosures to comply with the guidance in SEC Release No. 33-10751 including providing the following for each metric:

●	a clear definition of the metric and how it is calculate;
●	a statement indicating the reasons why the metric provides useful information to investors, and;
●	a statement indicating how management uses the metric in managing or monitoring the performance of the business.

Response:

We will enhance our future disclosures to include improved backlog and order definitions, indicate further why the metric provides useful information to investors, and further indicate managements use of these metrics in managing and monitoring business performance.  Future filings disclosure in the subsection entitled “Overview” will state:

Backlog represents the dollar value of orders for integrated electronic display systems and related products and services which are expected to be recognized in net sales in the future.  Orders are contractually binding purchase commitments from customers.  Orders are included in backlog when we are in receipt of an executed contract and any required deposits or security and have not yet been recognized into net sales.  Certain orders for which we have received binding letters of intent or contracts will not be included in backlog until all required contractual documents and deposits are received.  Orders and backlog are not measures defined by GAAP, and our methodology for determining orders and backlog may vary from the methodology used by other companies in determining their orders and backlog amounts.

Order and backlog levels provide management and investors additional details surrounding the results of our business activities in the marketplace and highlights fluctuations caused by seasonality and our large project business.  Management uses orders to evaluate market share and performance in the competitive environment.  Management uses backlog information for capacity and resource planning.  We believe order information is useful to investors because it provides an indication of our market share.  We believe backlog information is useful to investors to provide an indication of future revenues.

For your convenience, we have enclosed the redlined paragraphs showing the changes proposed to be made in future filings compared to the third paragraph in the subsection entitled “Overview” on page 19 of the above-referenced Quarterly Report on Form 10-Q.

4.	We note that in the tables on page 26 you present subtotals for contribution margin. The presentation of the subtotal in any context other than the ASC 280 required reconciliation in the footnotes to the financial statements represents the presentation of a non-GAAP measure. Please revise your reconciliation or identify Contribution Margin as a non-GAAP measure and provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 104.04 of the Non-GAAP Compliance and Disclosure Interpretations.

Response:

In future filings, we will identify contribution margin as a non-GAAP measure and include a reconciliation to operating income.

We appreciate the opportunity to respond to the Commission’s comments, and we would welcome any follow-up questions or concerns you may have after reviewing our responses.  You may feel free to contact me directly at 605-692-0214 or by email at Sheila.Anderson@Daktronics.com.  Also, please note that we have copied our securities attorney and auditors with this letter, as they are closely involved in reviewing our disclosures and reporting practices.

Sincerely,

/s/ Sheila M. Anderson
Sheila M. Anderson
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

cc:	Reece A. Kurtenbach, President and CEO, Daktronics, Inc. (Reece.Kurtenbach@Daktronics.com)
Michele D. Vaillancourt, Winthrop & Weinstine, P.A. (mvaillancourt@winthrop.com)
Adam J. Krasnoff, Deloitte & Touche LLP (akrasnoff@deloitte.com)

Page2